UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2007

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007

ITEM 1 - FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Teekay LNG Partners L.P.

We have reviewed the consolidated balance sheet of Teekay LNG Partners L.P. and subsidiaries (or the Partnership) as of March 31, 2007, the related consolidated statements of income and cash flows for the three months ended March 31, 2007 and 2006, and changes in consolidated partners’ equity for the three months ended March 31, 2007. These financial statements are the responsibility of the Partnership's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as of December 31, 2006, the related consolidated statements of income, changes in partners’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 12, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada May 21, 2007	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2007 $	2006 $

VOYAGE REVENUES (note 10)	58,329	44,141
OPERATING EXPENSES (note 10)
Voyage expenses	266	277
Vessel operating expenses	13,821	8,961
Depreciation and amortization	15,819	12,659
General and administrative	3,518	3,095
Total operating expenses	33,424	24,992
Income from vessel operations	24,905	19,149
OTHER ITEMS
Interest expense (notes 4 and 7)	(30,347)	(18,601)
Interest income	11,097	7,437
Foreign currency exchange loss (note 7)	(4,800)	(7,825)
Other income - net (note 8)	547	608
Total other items	(23,503)	(18,381)
Net income	1,402	768
General partner’s interest in net income	28	15
Limited partners’ interest: (note 14)
Net income	1,374	753
Net income per:
• Common unit (basic and diluted)	0.07	0.04
• Subordinated unit (basic and diluted)	0.00	0.00
• Total unit (basic and diluted)	0.04	0.02
Weighted-average number of units outstanding:
• Common units (basic and diluted)	20,240,547	20,238,072
• Subordinated units (basic and diluted)	14,734,572	14,734,572
• Total units (basic and diluted)	34,975,119	34,972,644
Cash distributions declared per unit	0.4625	0.4125

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at March 31, 2007 $	As at December 31, 2006 $
ASSETS
Current
Cash and cash equivalents	35,407	28,871
Restricted cash - current (note 4)	91,164	55,009
Accounts receivable	6,189	8,167
Prepaid expenses	4,094	6,566
Other assets	1,218	1,204
Total current assets	138,072	99,817
Restricted cash - long-term (note 4)	666,687	615,749
Vessels and equipment (note 7) At cost, less accumulated depreciation of $70,717 (2006 - $60,849)	676,273	662,814
Vessels under capital leases, at cost, less accumulated depreciation of $50,072 (2006 - $42,604) (note 4)	956,913	654,022
Advances on newbuilding contracts (note 12a)	84,759	84,184
Total vessels and equipment	1,717,945	1,401,020
Investment in and advances to joint venture (notes 10g and 12a)	202,993	141,427
Other assets (note 11)	82,619	74,057
Intangible assets - net (note 5)	157,782	160,064
Goodwill (note 5)	39,279	39,279
Total assets	3,005,377	2,531,413
LIABILITIES AND PARTNERS’ EQUITY
Current Accounts payable	6,285	5,069
Accrued liabilities	16,067	13,599
Unearned revenue	6,594	6,708
Current portion of long-term debt (note 7)	34,884	30,435
Current obligation under capital leases (note 4)	152,365	150,762
Advances from affiliate (note 6)	23,714	38,939
Total current liabilities	239,909	245,512
Long-term debt (note 7)	1,112,923	880,147
Long-term obligation under capital leases (note 4)	719,270	407,375
Advances from affiliate (note 6)	8,954	62,680
Other long-term liabilities (note 11)	52,032	51,473
Total liabilities	2,133,088	1,647,187
Commitments and contingencies (notes 4, 7, 10, 11 and 12)
Minority interest	165,675	165,729
Partners’ equity Partners’ equity	751,556	767,949
Accumulated other comprehensive loss (note 9)	(44,942)	(49,452)
Total partners’ equity	706,614	718,497
Total liabilities and partners’ equity	3,005,377	2,531,413

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2007 $	2006 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	1,402	768
Non-cash items:
Depreciation and amortization	15,819	12,659
Deferred income tax expense (recovery)	453	(300)
Foreign currency exchange loss	4,597	8,611
Equity based compensation	92	-
Accrued interest and other - net	(544)	(407)
Change in non-cash working capital items related to operating activities	(7,849)	(3,334)
Expenditures for drydocking	(164)	(1,609)
Net operating cash flow	13,806	16,388
FINANCING ACTIVITIES
Proceeds from long-term debt	236,439	91,627
Capitalized loan costs	(232)	(2,512)
Scheduled repayments of long-term debt	(4,422)	(2,009)
Scheduled repayments of capital lease obligations	(2,185)	(2,134)
Prepayments of long-term debt	-	(29,000)
Advances from affiliate	-	16,523
Repayment of joint venture partner advances	(3,676)	-
Increase in restricted cash	(81,966)	(392,506)
Cash distributions paid	(16,506)	(14,721)
Other	-	(154)
Net financing cash flow	127,452	(334,886)
INVESTING ACTIVITIES
Advances to joint ventures	(61,601)	-
Purchase of Teekay Nakilat Holdings Corporation (note 10d)	(53,726)	-
Purchase of Dania Spirit LLC (note 10h)	(18,546)	-
Expenditures for vessels and equipment	(849)	(1,542)
Proceeds from sale of vessels and equipment	-	312,972
Net investing cash flow	(134,722)	311,430
Increase (decrease) in cash and cash equivalents	6,536	(7,068)
Cash and cash equivalents, beginning of the period	28,871	34,469
Cash and cash equivalents, end of the period	35,407	27,401

Supplemental Cash Flow Information (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common		Subordinated		General Partner	Accumulated Other Comprehensive Loss	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2006	20,240	425,253	14,735	321,277	21,419	(49,452)	718,497
Net income	-	1,374	-	-	28	-	1,402
Cash distributions	-	(9,361)	-	(6,815)	(330)	-	(16,506)
Unrealized gain on derivative instruments (notes 9 and 11)	-	-	-	-	-	3,809	3,809
Reclassification adjustment for loss on derivative instruments included in net income (notes 9 and 11)	-	-	-	-	-	701	701
Purchase of Teekay Nakilat from Teekay Shipping Corporation (note 10d)	-	(1,460)	-	(1,063)	(51)	-	(2,574)
Equity based compensation	-	52	-	38	2	-	92
Purchase of Dania Spirit LLC from Teekay Shipping Corporation (note 10h)	-	677	-	492	24	-	1,193
Balance as at March 31, 2007	20,240	416,535	14,735	313,929	21,092	(44,942)	706,614

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.  Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or Teekay LNG), which is a limited partnership organized under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2006. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.  Change in Accounting Policy

In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Partnership’s financial position and results of operations. As of January 1 and March 31, 2007, the Partnership did not have any material accrued interest and penalties relating to taxes.

As of January 1 and March 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros ($4.5 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and the Partnership expects the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, the Partnership will receive a refund for the amount of the credit, which will be reflected as a credit to equity in the period of approval.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2002 through 2006 remain open to examination by the major taxing jurisdictions to which the Partnership is subject.

3. Segment Reporting

The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of liquefied natural gas (or LNG) carriers and a liquefied petroleum gas (or LPG) carrier subject to long-term, fixed-rate time charters to international energy companies. As at March 31, 2007, the Partnership’s liquefied gas segment consisted of seven LNG carriers and one LPG carrier. The Partnership’s Suezmax tanker segment consists of Suezmax-class conventional crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. As at March 31, 2007, the Partnership’s conventional crude oil tanker fleet consisted of eight Suezmax tankers. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2006.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The following table presents results for these segments for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
	2007			2006
	Liquefied Gas Segment $	Suezmax Tanker Segment $	Total $	Liquefied Gas Segment $	Suezmax Tanker Segment $	Total $

Voyage revenues	37,476	20,853	58,329	23,700	20,441	44,141
Voyage expenses	5	261	266	-	277	277
Vessel operating expenses	8,167	5,654	13,821	3,802	5,159	8,961
Depreciation and amortization	10,814	5,005	15,819	7,678	4,981	12,659
General and administrative (1)	1,788	1,730	3,518	1,403	1,692	3,095
Income from vessel operations	16,702	8,203	24,905	10,817	8,332	19,149

Expenditures for vessels and equipment	19,198	197	19,395	1,542	-	1,542

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:
	March 31, 2007 $	December 31, 2006 $

Liquefied gas segment	2,532,938	2,056,247
Suezmax tanker segment	425,531	430,358
Unallocated:
Cash and cash equivalents	35,407	28,871
Accounts receivable, prepaid expenses and other assets	11,501	15,937
Consolidated total assets	3,005,377	2,531,413

4.  Capital Leases and Restricted Cash

Capital Leases

Teekay Nakilat LNG Carriers. As at March 31, 2007, the Partnership owned an indirect 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is a party to 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG carrier capital leases include the Partnership’s joint venture partner’s 30% share.

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments so as to maintain its agreed after-tax margin. However, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. In the event of a termination of the lease arrangements, Teekay Nakilat would be obliged to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. Teekay Nakilat’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 11). As at March 31, 2007, the commitments under these capital leases approximated $1,114.2 million, including imputed interest of $645.7 million, repayable as follows:

Year	Commitment
2007	$17.0 million
2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
Thereafter	$1,001.2 million

Spanish-Flagged LNG Carrier. As at March 31, 2007, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the Catalunya Spirit) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease, for the Madrid Spirit, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At the inception of this lease, the interest rate implicit in the Spanish tax lease was 5.8%. As at March 31, 2007, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($220.4 million), including imputed interest of 28.0 million Euros ($37.3 million), repayable as follows:

Year	Commitment
2007	23.3 million Euros ($31.1 million)
2008	24.4 million Euros ($32.6 million)
2009	25.6 million Euros ($34.2 million)
2010	26.9 million Euros ($35.9 million)
2011	64.8 million Euros ($86.6 million)

Suezmax Tankers. As at March 31, 2007, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at March 31, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $244.0 million, including imputed interest of $24.0 million, repayable as follows:

Year	Commitment
2007	$ 138.8 million
2008	8.6 million
2009	8.5 million
2010	88.1 million

Restricted Cash

Under the terms of the capital leases for the four LNG carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligation to purchase the Spanish-flagged LNG carrier at the end of the lease period.  These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 7). The interest rates earned on the deposits approximate the interest rates implicit in the leases.

As at March 31, 2007 and December 31, 2006, the amount of restricted cash on deposit for the three RasGas II LNG carriers was $564.1 million and $481.9 million, respectively. As at March 31, 2007 and December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

As at March 31, 2007 and December 31, 2006, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 140.8 million Euros ($188.0 million) and 139.0 million Euros ($183.5 million), respectively. As at March 31, 2007 and December 31 2006, the weighted-average interest rates earned on these deposits was 5.0%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which totaled $5.7 million and $5.3 million as at March 31, 2007 and December 31, 2006, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

5. Intangible Assets and Goodwill

As at March 31, 2007 and December 31, 2006, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at March 31, 2007 and December 31, 2006 is as follows:

	March 31, 2007 $	December 31, 2006 $

Gross carrying amount	182,552	182,552
Accumulated amortization	(24,770)	(22,488)
Net carrying amount	157,782	160,064

Amortization expense of intangible assets for each of the three-month periods ended March 31, 2007 and 2006 was $2.3 million.

The carrying amount of goodwill as at March 31, 2007 and December 31, 2006 for the Partnership’s reporting segments is as follows:
	Liquefied Gas Segment $	Suezmax Tanker Segment $	Total $
Balance as at March 31, 2007 and December 31, 2006	35,631	3,648	39,279

6. Advances from Affiliates
	March 31, 2007 $	December 31, 2006 $

Advances from Teekay Shipping Corporation (non-interest bearing and unsecured)	8,954	62,680
Other (non-interest bearing and unsecured)	23,714	38,939
Total	32,668	101,619

On October 31, 2006, Teekay Shipping Corporation sold its interest in Teekay Nakilat to the Partnership in exchange for an $89.5 million non-interest bearing and unsecured promissory note (see Note 10d). The Partnership paid $26.9 million of the note during 2006 and $53.7 million during the first quarter of 2007. The Partnership refinanced amounts owing under the note with borrowings under the Partnership's revolving credit facilities.

7. Long-Term Debt
	March 31, 2007 $	December 31, 2006 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	113,000	43,000
U.S. Dollar-denominated Term Loan due through 2019(1)	465,122	360,661
U.S. Dollar-denominated Term Loan due through 2020 (variable interest entities)(1)	120,373	60,458
U.S. Dollar-denominated Unsecured Demand Loan	35,549	35,144
Euro-denominated Term Loans due through 2023	413,763	411,319
	1,147,807	910,582
Less current portion	34,884	30,435
Total	1,112,923	880,147

(1)	As at March 31, 2007, long-term debt related to newbuilding vessels to be delivered was $120.4 million (December 31, 2006 - $266.3 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

As at March 31, 2007, the Partnership had two long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $454.3 million, of which $341.3 million was undrawn. Interest payments are based on LIBOR plus a margin. The amount available under the Revolvers reduces by $13.3 million (remainder of 2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.6 million (thereafter). Both Revolvers may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2007, totaled $465.1 million. Of the total amount of this term loan, $296.9 million bears interest at a fixed rate of 5.39% and reduces in quarterly payments commencing three months after delivery of the applicable LNG newbuilding. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million per vessel. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from the Partnership.

Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) owns a 40% interest in Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture). RasGas 3 Joint Venture owns four LNG newbuilding carriers, scheduled for delivery during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Shipping Corporation's 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (See Note 12). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2007, totaled $120.4 million. Interest payments on the term loan is based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral including an undertaking from Teekay Shipping Corporation. Upon transfer to the Partnership of Teekay Shipping Corporation's 100% ownership interest in Teekay Nakilat (III), the rights and obligations of Teekay Shipping Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

The Partnership has one U.S. Dollar-denominated demand loan outstanding owing to a joint venture partner, which, as at March 31, 2007, totaled $35.5 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commence February 2008. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has two Euro-denominated term loans outstanding, which, as at March 31, 2007 totaled 309.8 million Euros ($413.8 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers, the Madrid Spirit and the Catalunya Spirit (see Note 4). Interest payments are based on EURIBOR plus a margin. The term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of the Partnership’s subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2007 and December 31, 2006 was 5.5%. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 11). At March 31, 2007, the margins on the Partnership’s long-term debt ranged from 0.50% to 1.30%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange losses of $4.8 million and $7.8 million during the three months ended March 31, 2007 and 2006, respectively.

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, and a maximum level of leverage be maintained, and requires one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans and the Revolvers.

8. Other Income - Net
	Three Months Ended March 31,
	2007 $	2006 $
Minority interest recovery	1,067	-
Income tax (expense) recovery	(453)	300
Miscellaneous	(67)	308
Other income - net	547	608

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

9. Comprehensive Income
	Three Months Ended March 31,
	2007 $	2006 $
Net income	1,402	768
Other comprehensive income:
Unrealized gain on derivative instruments	3,809	17,812
Reclassification adjustment for loss on derivative instruments included in net income	701	2,230
Comprehensive income	5,912	20,810

As at March 31, 2007 and December 31, 2006, the Partnership’s accumulated other comprehensive loss of $44.9 million and $49.5 million, respectively, consisted of net unrealized losses on derivative instruments.

10. Related Party Transactions

a)  The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the three months ended March 31, 2007 and 2006 the Partnership incurred $1.4 million and $0.9 million, respectively, of these costs.

b)  The Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership’s business. During each of the three months ended March 31, 2007 and 2006 the Partnership incurred $0.1 million of these costs.

c)  The Partnership is a party to an agreement with Teekay Shipping Corporation pursuant to which Teekay Shipping Corporation has provided the Partnership with off-hire insurance for its Spanish-flagged LNG carriers since January 1, 2006. During each of the three-month periods ended March 31, 2007 and 2006, the Partnership incurred $0.1 million of these costs.

d)  On October 31, 2006, the Partnership acquired Teekay Shipping Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest in capital leases relating to the three RasGas II LNG carriers. The purchase price for the 70% interest in Teekay Nakilat was $89.5 million; however, this amount is subject to adjustment upon determination of the final construction costs of all three LNG carriers. The Partnership paid $26.9 million of this amount during 2006 and $53.7 million during the first quarter of 2007 (see Note 6). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Shipping Corporation. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered during the first quarter of 2007.

e)  The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership has entered into an agreement with Teekay Shipping Corporation under which Teekay Shipping Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Shipping Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the three months ended March 31, 2007 and 2006, the Partnership incurred $0.8 million and $1.8 million, respectively, of amounts owing to Teekay Shipping Corporation as a result of this agreement.

f)  In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at March 31, 2007 payments made towards these commitments by the joint venture company totaled $82.3 million, excluding $10.4 million of capitalized interest and other miscellaneous construction costs.  Long-term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at March 31, 2007, the remaining payments required to be made under these newbuilding contracts were $183.4 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 70% ownership interest in these two vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see Note 12a).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

g)  In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Shipping Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat)), which owns a 60% interest. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which Teekay Shipping Corporation’s 40% portion is $400.7 million), excluding capitalized interest. As at March 31, 2007, payments made towards these commitments by the joint venture company totaled $551.8 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $220.7 million), and long-term financing arrangements existed for all the remaining $449.8 million unpaid cost of these LNG carriers. As at March 31, 2007, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $249.5 million in 2007 and $200.3 million in 2008. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 40% ownership interest in these four vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see Note 12a).

h)  In January 2007, the Partnership acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Shipping Corporation. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

11.  Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. As at March 31, 2007, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt has been swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	491,314	23,184	29.8	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	233,647	(20,247)	11.9	6.2
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	405,000	(1,562)	13.9	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	468,293	(30,114)	29.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	413,764	18,198	17.2	3.8

(1)    Excludes the margins the Partnership pays on its floating-rate debt, which, at March 31, 2007, ranged from 0.5% to 1.3% (see Note 7).

(2)    Principal amount reduces quarterly.

(3)   Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat (III), variable interest entities in which the Partnership is the primary beneficiary (See Note 12a). Inception  dates of swaps are 2006 ($160.0 million), 2007 ($70.0 million) and 2009 ($175.0 million).

(4)    Principal amount reduces monthly to 70.1 million Euros ($93.6 million) by the maturity dates of the swap agreements.

Changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value is immediately recognized into income and is presented as interest expense. During each of the three months ended March 31, 2007 and 2006, the ineffective portion of the Partnership’s interest rate swaps was nominal.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

12.  Commitments and Contingencies

(a)  On November 1, 2006, the Partnership entered into an agreement with Teekay Shipping Corporation to purchase its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh) which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Joint Venture) and its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) which owns a 40% interest in Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture) (see Notes 10f and 10g). Teekay Tangguh Joint Venture owns two LNG newbuildings and the related 20-year time charters. RasGas 3 Joint Venture owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings for the respective projects, which are scheduled for 2008. The Partnership's purchase price for these projects, which depends upon the total construction costs of the vessels, is estimated to be $60.0 million for the 70% interest in the Teekay Tangguh Joint Venture and $80.0 million for the 40% interest in the RasGas 3 Joint Venture.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both, then FIN 46 requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary on November 1, 2006, upon its agreement to acquire all of Teekay Shipping Corporation’s interests in these entities. The assets and liabilities of Teekay Tangguh and Teekay Nakilat (III) are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.

The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat (III) as at March 31, 2007 and December 31, 2006:

	March 31, 2007 $	December 31, 2006 $
ASSETS
Prepaid expenses and other current assets	2	3
Advances on newbuilding contracts	84,759	84,184
Investment in and advances to joint ventures	202,993	141,427
Other assets	5,753	6,035
Total assets	293,507	231,649
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	1,308	562
Advances from affiliates	9,074	7,366
Long-term debt relating to newbuilding vessels to be delivered	120,373	60,458
Other long-term liabilities	2,219	2,100
Total liabilities	132,974	70,486
Minority interest	24,559	24,559
Total shareholders’ equity	135,974	136,604
Total liabilities and shareholders’ equity	293,507	231,649

The Partnership’s maximum exposure to loss at March 31, 2007, as a result of its commitment to purchase Teekay Shipping Corporation’s interests in Teekay Tangguh and Teekay Nakilat (III), is limited to the respective purchase prices of such interests, which are expected to be $60 million and $80 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

(b)  In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed rates for a period of 15 years.

13.  Supplemental Cash Flow Information

a)  Cash interest paid on long-term debt and capital lease obligations during the three months ended March 31, 2007 and 2006 totaled $24.7 million and $11.6 million, respectively.

b)  No taxes were paid during the three months ended March 31, 2007 and 2006.

c)  During the three months ended March 31, 2007, the Partnership took delivery of two leased LNG carriers which are being accounted for as capital leases. As at March 31, 2007, the present value of the minimum lease payments for these vessels was $310.6 million. These transactions were treated as non-cash transactions in the Partnership’s consolidated statement of cash flows.

14. Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the amount of net income allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the period.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 (the date of the Partnership's initial public offering) were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, and foreign currency translation gains (losses).

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the quarters ended March 31, 2007 and March 31, 2006, net income did not exceed $0.4625 per unit and, consequently, the General Partner did not have the right to receive an increasing percentage of assumed distributions after a $0.4625 per unit quarterly distribution, for purposes of the net income per unit calculation.

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the quarters ended March 31, 2007 and March 31, 2006, net income did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distributions of net income resulted in unequal distributions of net income between the subordinated unit holders and common unit holders.

15.  Subsequent Events

During May 2007, the Partnership sold, as part of a follow-on public offering of 2.3 million of its common units, which represent limited partner interests, at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. The Partnership’s General Partner contributed $1.8 million to the Partnership to maintain its 2% general partner interest.

The Partnership has granted the underwriters a 30-day option to purchase up to an additional 345,000 units to cover over-allotments, if any.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2007
PART I - FINANCIAL INFORMATION

ITEM 2 -      MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

General

Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil marine transportation services. Our growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. In December 2006, we announced that we will be acquiring four LPG carriers, as discussed below. LPG is a by-product of natural gas separation and crude oil refining. We believe that LPG transportation services are a natural extension of our core LNG transportation business. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our liquefied gas operations.

We manage our business and analyze and report our results of operations on the basis of the following two business segments:

Liquefied Gas Segment. We have seven LNG carriers, including the Al Marrouna, that delivered in October 2006, the Al Areesh that delivered in January 2007 and the Al Daayen that delivered in February 2007 (collectively, the RasGas II LNG Carriers). All of our LNG carriers operate under long-term, fixed-rate time charters.

In addition, in July and August 2005, Teekay Shipping Corporation announced that it has been awarded long-term, fixed-rate time charter contracts to transport LNG and has entered into agreements to construct a total of six LNG carriers in connection with these awards. Two of the LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, and four will be chartered for a period of 25 years (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3). Partners in each of these projects will participate in 30% and 60%, respectively, of the ownership of the related time charters and related vessels. On November 1, 2006, we agreed to acquire from Teekay Shipping Corporation, upon delivery of the first vessel for each project, its interest in these vessels and related charter contracts. Please read Item 1 - Financial Statements: Note 12(a) - Commitments and Contingencies.

We have one LPG carrier, the 2000-built Dania Spirit, which we acquired on January 1, 2007 from Teekay Shipping Corporation, together with the related long-term, fixed-rate time charter. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

In December 2006, we announced that we have agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. We will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed-rates for a period of 15 years.

During the three months ended March 31, 2007 and 2006, our liquefied gas segment generated 64.5% and 54.0%, respectively, of our total net voyage revenues.

Suezmax Tanker Segment. We have eight Suezmax-class double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time charters.

During the three months ended March 31, 2007 and 2006, our Suezmax tanker segment generated 35.5% and 46.0%, respectively, of our total net voyage revenues.

Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Tapias for $298.2 million in cash, plus the assumption of existing debt and newbuilding commitments.

Follow-On Offering

During May 2007, we sold, as part of a follow-on offering of 2.3 million of our common units, which represent limited partner interests, at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. The Partnership’s General Partner contributed $1.8 million to the Partnership to maintain its 2% general partner interest. The net proceeds from our sale of common units will be used to repay outstanding debt on one of our revolving credit facilities.

We granted the underwriters a 30-day option to purchase up to an additional 345,000 units to cover over-allotments, if any.

Our Charters

We generate revenues by charging customers for the transportation of their LNG, LPG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:

•
Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, based on inflation, interest rates or current market rates; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot” market rate.

During the three months ended March 31, 2007 and 2006, we derived 100% of our revenues from time charters. We have not provided services under voyage charters since 2004 and do not anticipate earning revenues directly from voyage charters in the foreseeable future.

"Hire" rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components - a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for five of our eight Suezmax tankers, adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses. For most of our charters, we earn a profit from a margin built into the operating or capital component of the hire rate.

The time charters for our other three Suezmax tankers include a fixed monthly rate for their initial 12-year term, which increases to another fixed amount for any extensions of the initial term. These time charters do not include separately identified capital or operating components or adjust for inflation.

In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time charter for one Suezmax tanker, the Teide Spirit.

Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions and none that have had a material impact on our operating results.

When a vessel is “off-hire”—or not available for service—generally the customer is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew. We carry loss-of-hire insurance for our LNG carriers.

The average remaining term of our existing long-term, fixed-rate time charters is approximately 18 years for our LNG and LPG carriers, and 13 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights.

Our customers include major energy companies and their affiliates. We derive a substantial majority of our revenues from a limited number of customers. During the three months ended March 31, 2007 and 2006, we derived 79% and 100%, respectively, of our revenues from five customers - Compania Espanola de Petroleos, S.A. (24% and 30%), Repsol YPF, S.A. (21% and 27%), ConocoPhillips (12% and 16%), Gas Natural SDG, S.A. (12% and 14%), and Unión Fenosa Gas, S.A (10% and 13%). In addition, as a result of our acquisition of the RasGas II LNG Carriers and related time charters from Teekay Shipping Corporation, for the three months ended March 31, 2007, we derived 19% of our revenues from Ras Laffan Liquefied Natural Gas Co. Limited (II). The loss of any customer or time charter, or a significant decline in payments under any of our time charters, could materially and adversely affect our revenues, cash flows and operating results.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues only from time charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.

Income from Vessel Operations. To assist us in evaluating our operations by segment, at times we analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and other income and losses. For more information, please read Item 1 - Financial Statements: Note 3 - Segment Reporting.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG and LPG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking or intermediate survey. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking or intermediate survey; and

•
charges related to the amortization of the fair value of the time charters acquired in the Teekay Spain acquisition (over the remaining terms of the charters), which was initially determined at approximately $183 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses and depreciation and amortization.

Utilization. Utilization is an indicator of the use of our fleet during a given period, and is determined by dividing our revenue days by our calendar-ship-days for the period.

Restricted Cash Deposits. Under capital lease arrangements for four of our LNG carriers, we are required to have on deposit with financial institutions an amount of restricted cash deposits that, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. For more information, please read Item 1 - Financial Statements: Note 4 - Capital Leases and Restricted Cash.

Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations are attributed primarily to the following factors:

•
Unrealized end-of-period revaluations. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. A substantial majority of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans. Substantially all of these gains and losses are unrealized.

•
Foreign currency revenues and expenses. A portion of our voyage revenues are denominated in Euros. A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our income statement, including our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.

On a cash basis, our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read Item 3 - Quantitative and Qualitative Disclosures About Market Risk.

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance or will affect our future performance are listed below:

•
Our financial results reflect the consolidation of Teekay Tangguh and Teekay Nakilat (III), variable interest entities for which we are their primary beneficiary. On November 1, 2006, we entered into an agreement with Teekay Shipping Corporation to purchase its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Joint Venture) and its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture). Teekay Tangguh Joint Venture owns two LNG newbuildings and the related 20-year time charters. RasGas 3 Joint Venture owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings for the respective projects, which are scheduled for 2008; however we were required to consolidate Teekay Tangguh and Teekay Nakilat (III) in our consolidated financial statements, effective November 1, 2006, as both entities are variable interest entities and we are their primary beneficiary. Please read Item 1 - Financial Statements: Notes 10(f) and 10(g) - Related Party Transactions and Note 12(a) - Commitments and Contingencies.

•
The size of our LNG carrier and LPG carrier fleets has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. In particular, we increased the size of our LNG carrier fleet from four LNG carriers during the first three months of 2006 to seven LNG carriers by February 2007. We also purchased our first LPG carrier from Teekay Shipping Corporation in January 2007. Please read “-- Results of Operations - Liquefied Gas Segment” below for further details about our vessel dispositions and deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter. During the three months ended March 31, 2007 and 2006, we earned $0.9 million and $1.4 million, respectively, in additional revenue from this variable component.

Results of Operations

The following table presents our operating results by reportable segment for the three months ended March 31, 2007 and 2006, and compares our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for the three months ended March 31, 2007 and 2006, to voyage revenues, the most directly comparable GAAP financial measure:

	Three Months Ended March 31, 2007			Three Months Ended March 31, 2006
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars, except Operating Data)	Segment	Segment	Total	Segment	Segment	Total

Voyage revenues	37,476	20,853	58,329	23,700	20,441	44,141
Voyage expenses	5	261	266	-	277	277
Net voyage revenues	37,471	20,592	58,063	23,700	20,164	43,864
Vessel operating expenses	8,167	5,654	13,821	3,802	5,159	8,961
Depreciation and amortization	10,814	5,005	15,819	7,678	4,981	12,659
General and administrative (1)	1,788	1,730	3,518	1,403	1,692	3,095
Income from vessel operations	16,702	8,203	24,905	10,817	8,332	19,149
Operating Data:
Revenue Days (A)	625	720	1,345	360	704	1,064
Calendar-Ship-Days (B)	662	720	1,382	360	720	1,080
Utilization (A)/(B)	94.4%	100.0%	97.3%	100.0%	97.8%	98.5%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Three Months Ended March 31, 2007 versus Three Months Ended March 31, 2006

Liquefied Gas Segment

We operated four LNG carriers during the three months ended March 31, 2006. We subsequently took delivery of the following three RasGas II LNG carriers: the Al Marrouna in October 2006; the Al Areesh in January 2007; and the Al Daayen in February 2007. We also took delivery of one LPG carrier, the Dania Spirit, in January 2007. As a result, our total calendar-ship-days increased by 83.9%, to 662 days for the three months ended March 31, 2007 from 360 days for the three months ended March 31, 2006.

On March 29, 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. We expect the vessel will be off-hire for approximately 60 days during the second quarter of 2007. However, this off-hire will have only a limited financial impact to us, since Teekay Shipping Corporation provides us with off-hire insurance coverage. As a result, our net exposure is only expected to be seven days of off-hire (of which approximately three days was incurred in the first quarter and four days will be incurred in the second quarter) and a $500,000 deductible under insurance for repairs.

Net Voyage Revenues. Net voyage revenues increased 58.2% to $37.5 million for the three months ended March 31, 2007, from $23.7 million for the same period last year. This increase was primarily the result of:

•	an increase of $12.2 million during the three months ended March 31, 2007 from the delivery of the RasGas II LNG Carriers and the Dania Spirit; and

•
an increase of $1.7 million for the three months ended March 31, 2007, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by

•	a decrease of $0.2 million for the three months ended March 31, 2007, relating to 3 days of off-hire for one of our LNG carriers, the Madrid Spirit, as discussed above.

Vessel Operating Expenses. Vessel operating expenses increased 115.8% to $8.2 million for the three months ended March 31, 2007, from $3.8 million for the same period last year. This increase was primarily the result of:

•	an increase of $3.9 million during the three months ended March 31, 2007 from the delivery of the RasGas II LNG Carriers and the Dania Spirit; and

•
an increase of $0.4 million for the three months ended March 31, 2007, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization increased 40.3% to $10.8 million for the three months ended March 31, 2007, from $7.7 million for the same period last year. This increase was primarily the result of:

•	an increase of $2.9 million during the three months ended March 31, 2007 from the delivery of the RasGas II LNG Carriers and the Dania Spirit; and

•	an increase of $0.2 million relating to amortization of drydock expenditures incurred during the second half of 2006.

Suezmax Tanker Segment

We operated eight Suezmax tankers during the three months ended March 31, 2007 and 2006 and, therefore, our total calendar-ship-days remained the same for both periods.

Net Voyage Revenues. Net voyage revenues increased 2.0% to $20.6 million for the three months ended March 31, 2007, from $20.2 million for the same period last year. This increase was primarily the result of:

•
an increase of $0.6 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income); and

•	an increase of $0.3 million for the three months ended March 31, 2007 relating to 15.8 days of off-hire for a scheduled drydocking for one of our Suezmax tankers during February 2006;

partially offset by

•
a decrease of $0.5 million for the three months ended March 31, 2007, relating to revenues earned by the Teide Spirit (the time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts).

Vessel Operating Expenses. Vessel operating expenses increased 9.6% to $5.7 million for the three months ended March 31, 2007, from $5.2 million for the same period last year. This increase was primarily the result of an increase of $0.5 million for the three months ended March 31, 2007, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the three months ended March 31, 2007, compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization for the three months ended March 31, 2007 remained substantially unchanged from the same period last year.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 12.9% to $3.5 million for the three months ended March 31, 2007, from $3.1 million for the same period last year. This increase was primarily the result of:

•	an increase of $0.1 million relating to stock-based compensation expense recognized in the three months ended March 31, 2007;

•	an increase of $0.1 million in services provided under services agreements between us and certain of our subsidiaries and subsidiaries of Teekay Shipping Corporation; and

•	a number of smaller factors that increased general and administrative expenses by $0.2 million.

Interest Expense. Interest expense increased 62.9% to $30.3 million for the three months ended March 31, 2007, from $18.6 million for the same period last year. This increase was primarily the result of:

•
an increase of $9.8 million relating to the increase in capital lease obligations in connection with the delivery of the RasGas II LNG Carriers and an increase in debt of Teekay Nakilat used to finance restricted cash deposits and repay advances from Teekay Shipping Corporation;

•
an increase of $1.7 million, relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to joint venture);

•	an increase of $1.0 million relating to debt incurred to finance the acquisition of Teekay Nakilat and the Dania Spirit;

•
an increase of $0.5 million for the three months ended March 31, 2007, due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and

•
an increase of $0.4 million from rising interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding increases in charter payments, which are reflected as an increase to voyage revenues);

partially offset by

•
a decrease of $1.5 million from the purchase in December 2006 of the Catalunya Spirit, which was on a capital lease prior to such purchase, and from scheduled capital lease repayments on the Madrid Spirit (these LNG vessels were financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital lease for the vessels; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash).

Interest Income. Interest income increased 50.0% to $11.1 million for the three months ended March 31, 2007, from $7.4 million for the same period last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This increase was primarily the result of:

•	an increase of $3.4 million, relating to additional restricted cash deposits for the RasGas II LNG Carriers, which were funded by debt;

•	an increase of $1.7 million, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments; and

•
an increase of $0.2 million for the three months ended March 31, 2007, due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by

•
a decrease of $1.7 million resulting from the purchase in December 2006 of the Catalunya Spirit, which was on a capital lease prior to such purchase, and from scheduled capital lease repayments on the Madrid Spirit which were funded with restricted cash deposits.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $4.8 million for the three months ended March 31, 2007, compared to foreign currency exchange losses of $7.8 million for the same period last year. These foreign currency exchange losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Other Income. Other income of $0.5 million for the three months ended March 31, 2007 was primarily comprised of $1.1 million in minority interest recovery, partially offset by $0.5 million in income tax expense and $0.1 million of miscellaneous expenses.

Other income of $0.6 million for the three months ended March 31, 2006 was comprised of $0.3 million of income tax recoveries and $0.3 million of miscellaneous income.

Net Income. As a result of the foregoing factors, net income was $1.4 million for the three months ended March 31, 2007, compared to net income of $0.8 million for the same period last year.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at March 31, 2007, our cash and cash equivalents was $35.4 million, compared to $28.9 million at December 31, 2006. Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $376.7 million as at March 31, 2007, compared to $444.5 million as at December 31, 2006. The decrease in liquidity was primarily the result of the purchase of the Dania Spirit and a partial repayment made on the promissory note due to Teekay Shipping Corporation for the purchase of Teekay Nakilat. Both purchases were financed with borrowings under our revolving credit facilities. The net proceeds from our sale of 2.3 million common units, in connection with our follow-on offering during May 2007, will be used to repay outstanding debt on one of our revolving credit facilities.

Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.

We believe that cash flows from operations will be sufficient to meet our liquidity needs for at least the next 12 months. We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from late 2007 to 2010. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring Teekay Shipping Corporation’s 70% interest in the Teekay Tangguh Joint Venture and its 40% interest in the RasGas 3 Joint Venture as well as acquiring three LPG carriers from I.M. Skaugen ASA. These additional purchase commitments, which occur in 2008, total $140.0 million. Please read Item 1 - Financial Statements: Note 12 Commitments and Contingencies.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended March 31,
	2007 ($000’s)	2006 ($000’s)

Net cash flow from operating activities:	13,806	16,388
Net cash flow from financing activities:	127,452	(334,886)
Net cash flow from investing activities:	(134,722)	311,430

Operating Cash Flows. Net cash flow from operating activities decreased to $13.8 million for the three months ended March 31, 2007, from $16.4 million for the same period in 2006, primarily reflecting higher operational expenses incurred due to anticipated one-time start-up costs for the two RasGas II LNG carriers, which delivered in the first quarter of 2007, and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Net proceeds from long-term debt were $236.4 million and $91.6 million, respectively, for the three months ended March 31, 2007 and 2006. During the three months ended March 31, 2007, we used these funds primarily to partially repay the promissory note due to Teekay Shipping Corporation for the purchase of Teekay Nakilat, the purchase of the Dania Spirit, and to fund restricted cash deposits for the RasGas II LNG Carriers. From time to time we refinance our loans and revolving credit facilities.

During the three months ended March 31, 2007, Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, received $59.9 million of proceeds from long-term debt and loaned these funds to the RasGas 3 Joint Venture, which were used to fund LNG newbuilding construction payments.

During the first quarter of 2007, we used $2.2 million of restricted cash deposits to pay for scheduled lease payments on three of our LNG carriers.

As at March 31, 2007, we had two long-term revolving credit facilities available which provided for borrowings of up to $454.3 million, of which $341.3 million was undrawn. The amount available under the credit facilities reduces by $13.3 million (remainder of 2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.6 million (thereafter). Interest payments are based on LIBOR plus margins. Both revolving credit facilities may be used by us to fund general partnership purposes. In addition, one credit facility may be used to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on five of our vessels, together with other related collateral, and include a guarantee from us or our subsidiaries of all outstanding amounts.

We have a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2007, totaled $465.1 million. $296.9 million of the term loan bears interest at a fixed rate of 5.39% and reduces in quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and is repayable at maturity in 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from us.

Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2007, totaled $120.4 million. Interest payments on the term loan is based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other related collateral including an undertaking from Teekay Shipping Corporation. Upon transfer of the ownership of Teekay Nakilat (III) from Teekay Shipping Corporation to us, the rights and obligations of Teekay Shipping Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to us.

We have two Euro-denominated term loans outstanding, which, as at March 31, 2007 totaled 309.8 million Euros ($413.8 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from Teekay Spain.

The weighted-average effective interest rates for our long-term debt outstanding at March 31, 2007 and 2006 were 5.5% and 4.6%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At March 31, 2007, the margins on our long-term debt ranged from 0.50% to 1.30%.

Our ship-owning subsidiaries may not pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Our term loans and revolving credit facilities contain typical covenants and other restrictions including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:

•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions if we are in default;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; and

•	entering into a new line of business.

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, and a maximum level of leverage be maintained, and requires one of our subsidiaries to maintain restricted cash deposits.

Cash distributions paid during the first quarter of 2007 increased to $16.5 million from $14.7 million for the same period last year. This increase was the result of a change in our quarterly distribution to $0.4625 per unit from $0.4125 per unit, during the second quarter of 2006. Subsequent to March 31, 2007, cash distributions declared and payable on May 14, 2007 for the three months ended March 31, 2007 totaled $16.5 million. Commencing in the second quarter of 2007, we anticipate increasing quarterly distributions to $0.53 per unit (or $2.12 per unit on an annualized basis).

Investing Cash Flows. During 2006, we acquired a 70% interest in Teekay Nakilat for $89.5 million of which we paid $26.9 million in 2006. In the first quarter of 2007, we paid another $53.7 million using existing undrawn revolving credit facilities, as discussed above. Please read Item 1 - Financial Statements: Note 10(d) - Related Party Transactions.

During the first quarter of 2007, we acquired a 2000-built LPG carrier and the related long-term, fixed-rate time charter from Teekay Shipping Corporation for a purchase price of $18.5 million. Please read Item 1 - Financial Statements: Note 10(h) - Related Party Transactions.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2007:

	Total	Balance of 2007	2008 and 2009	2010 and 2011	Beyond 2011
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	734.0	18.7	68.3	77.6	569.4
Commitments under capital leases (2)	244.0	138.8	17.1	88.1	-
Commitments under capital leases (3)	1,114.2	17.0	48.0	48.0	1,001.2
Advances from affiliates	32.7	9.0	-	-	23.7
Purchase obligations (4)	227.6	-	227.6	-	-
Total U.S. Dollar-denominated obligations	2,352.5	183.5	361.0	213.7	1,594.3

Euro-Denominated Obligations: (5)
Long-term debt (6)	413.8	7.4	21.8	224.2	160.4
Commitments under capital leases (2) (7)	220.4	31.1	66.8	122.5	-
Total Euro-denominated obligations	634.2	38.5	88.6	346.7	160.4

Totals	2,986.7	222.0	449.6	560.4	1,754.7

(1)
Excludes expected interest payments of $41.4 million (remainder of 2007), $78.7 million (2008 and 2009), $72.2 million (2010 and 2011) and $250.1 million (beyond 2011). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2007, plus margins that ranged up to 1.05% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late 2007 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 - Financial Statements: Note 4 - Capital Lease Obligations and Restricted Cash.

(3)	Existing restricted cash deposits of $564.1 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements.

(4)
On November 1, 2006, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat (III). The purchases will occur upon the delivery of the first newbuildings, which are scheduled for 2008. Please read Item 1 - Financial Statements: Notes 10(g) and 10(h) - Related Party Transactions and Note 12(a) - Commitments and Contingencies.

In December 2006, we entered into an agreement to acquire three LPG carriers from I.M. Skaugen ASA, for approximately $29.2 million per vessel upon their delivery between early 2008 and mid-2009. Please read Item 1 - Financial Statements: Note 12(b) - Commitments and Contingencies.

(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2007.

(6)
Excludes expected interest payments of $20.7 million (remainder of 2007), $40.0 million (2008 and 2009), $32.6 million (2010 and 2011) and $64.0 million (beyond 2011). Expected interest payments are based on EURIBOR at March 31, 2007, plus margins that ranged up to 1.3%, as well as, the prevailing U.S. Dollar / Euro exchange rate as of March 31, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(7)
Existing restricted cash deposits of $193.7 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2006, included in our Annual Report on Form 20-F filed with the SEC.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 35 years for LNG carriers, and 25 years for LPG carriers from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers and 25 to 35 years for LPG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and an intermediate survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking or survey. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each LNG and LPG carrier and Suezmax tanker every five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. Our acquisition of Teekay Spain resulted in us allocating $183.1 million of the purchase price to intangible assets and $39.3 million of the purchase price to goodwill. In the fourth quarter of 2006, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. As at March 31, 2007 and December 31, 2006, the net book value of goodwill was $39.3 million. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets. As at March 31, 2007 and December 31, 2006, the net book value of intangible assets was $157.8 million and $160.1 million, respectively.

Taxes

Description. We adopted FIN 48 as of January 1, 2007. FIN 48 requires us to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. If we determined that we were more-likely-than-not able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income in the period such determination was made.

Judgments and Uncertainties. Management must use judgment to estimate whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination. Management must also use judgment to estimate the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date.

Effect if Actual Results Differ from Assumptions. We have unrecognized tax benefits of 3.4 million Euro ($4.5 million) relating to a re-investment tax credit in one of our 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and we expect the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, we will receive a refund for the amount of the credit which will be reflected as a credit to equity in the period of approval.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2007 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future financial condition, results of operations and revenues and expenses; LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets; future capital expenditures and availability of capital resources to fund capital expenditures; delivery dates of and financing for newbuildings; the commencement of service of newbuildings under long-term contracts; our liquidity needs; anticipated increases in our quarterly distributions; the expected outcome of a review by the tax authorities regarding a 3.4 million Euro ($4.5 million) re-investment tax credit; the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases; the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects; the expected receipt of proceeds from a 30-day option provided to our underwriters to purchase up to an additional 345,000 units to cover over-allotments; the losses and costs associated with damage to the Madrid Spirit on March 29, 2007. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of an active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2007
PART I - FINANCIAL INFORMATION

Item 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. Changes in the fair value of our interest rate swaps are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value is immediately recognized in income.

The table below provides information about our financial instruments at March 31, 2007, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2007	2008	2009	2010	2011	There-after	Total	Fair Value Asset/ (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	-	4.6	13.9	13.9	13.9	355.3	401.6	(401.6)	6.0%
Variable Rate (Euro) (3) (4)	7.4	10.5	11.3	12.1	212.1	160.4	413.8	(413.8)	5.1%

Fixed-Rate Debt ($U.S.)	18.7	24.9	24.9	24.9	24.9	214.1	332.4	(324.8)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	128.5	3.7	3.8	84.0	-	-	220.0	(220.0)	7.4%
Average Interest Rate (8)	8.8%	5.4%	5.4%	5.5%	-	-	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	1.8	4.5	9.3	14.1	14.5	594.4	638.6	(21.8)	5.5%
Average Fixed Pay Rate (2)	6.2%	6.2%	5.7%	5.6%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	7.4	10.5	11.3	12.1	212.1	160.4	413.8	18.2	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2007 ranged from 0.50% to 1.30%. Please read Item 1 - Financial Statements: Note 7 - Long-term debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2007.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 137.0 million Euros ($183.1 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at March 31, 2007, this amount was 140.8 million Euros ($188.0 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 - Financial Statements: Note 4 - Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2007 totaled $564.1 million, and the lease obligations, which as at March 31, 2007 totaled $468.5 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2007, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $491.3 million and $468.5 million, $23.2 million and ($30.1) million, and 4.9% and 4.8% respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold or issue interest rate swaps for trading purposes.

Foreign Currency Fluctuation Risk

We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. During the first quarters of 2007 and 2006, we earned approximately 14.8 million Euros ($19.5 million) and 15.2 million Euros ($19.0 million), respectively, in Euro-denominated revenues from these three time charters. The Euro-denominated cash received from these charters is used for payment of Euro-denominated expenditures, including vessel operating expenses for our Spanish crew, general and administrative expenses for our Madrid office and interest and principal repayments for our Euro-denominated debt. Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2007
PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

None

Item 1A - Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2006 Annual Report on Form 20-F.

Item 2 - Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 - Defaults Upon Senior Securities

None

Item 4 - Submission of Matters to a Vote of Security Holders

None

Item 5 - Other Information

None

Item 6 - Exhibits

The following exhibits are filed as part of this Report:
3.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
3.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended (2)
3.3	Certificate of Formation of Teekay G.P. L.L.C. (1)
3.4	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
10.1	Agreement between Teekay Shipping Corporation and Teekay LNG Partners L.P. (4)
15.1	Acknowledgement of Independent Registered Public Accounting Firm

(1) Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Registration Statement.
(2) Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on August 17, 2006, and hereby incorporated by reference to such Report.
(3) Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.
(4) Previously filed as an exhibit to the Partnership’s Report on Form 6-K (File No. 1-32479), filed with the SEC on May 14, 2007, and hereby incorporated by reference to such Report.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•  REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•  REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) FILED WITH THE SEC ON SEPTEMBER 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2007
TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its general partner

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Executive Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 29, 2007

To the Board of Directors and Unitholders of Teekay LNG Partners L.P.

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-124647) pertaining to the Teekay LNG Partners L.P. 2005 Long Term Incentive Plan and in the Registration Statement (Form F-3 No. 333-137697) and related prospectus of Teekay LNG Partners L.P. for the registration of up to $400,000,000 in total aggregate offering price of an indeterminate number of common units and debt securities of our report dated May 21, 2007 relating to the unaudited interim consolidated financial statements of Teekay LNG Partners L.P. and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended March 31, 2007.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada